Exhibit 99.5

ASX/NASDAQ Release

SYDNEY, MAY 2, 2016

National marketing program with global franchise restaurant group

Highlights:

•   Major global franchise restaurant successfully executes a paid integrated marketing partnership utilising the REC*IT app.

•   Program covers 180 colleges in 14 designated marketing areas across the U.S.

•   Focus on franchise products targeting 18-24yo students during the Spring 2016 semester including in-app promotions, discounts and on-campus events.

•   Pipeline of national brands currently in direct talks to utilise REC*IT for the Fall 2016 semester.

Further to the Chairman’s Quarterly Review announced on Friday April 29, 2016, MOKO Social Media (NASDAQ: MOKO and ASX: MKB) (the “Company”) highlights that it has successfully executed a paid integrated marketing partnership with a major global franchise restaurant group at 180 colleges in 14 DMAs[1] across the U.S within its REC*IT app. The program drove awareness and purchase of the partner’s products by 18-24 year old college students during the spring of 2016 and included in-app promotions and discounts as well as on-site events at select colleges and universities.

As a result of the successful pilot partnership, along with a sustained increase in user adoption and engagement of the app over the previous two academic semesters, the Company is now in a strong position to engage additional partners who can benefit from REC*IT’s highly targeted audience by integrating brand messages and promotional offers within the app and on campus.

MOKO Social Media’s interim CEO & COO, Shripal Shah, commented:

“The success of this major integrated marketing campaign utilizing REC*IT validates our strategy of building a platform that provides global brands with a unique gateway to U.S. college students for localised offers.

1 DMA (Designated Market Area) regions are the geographic areas in the United States in which local television viewing is measured by The Nielsen Company. DMAs are an industry standard for any marketer, researcher, or organization seeking to utilize standardized geographic areas within their business.

MOKO SOCIAL MEDIA LIMITED ABN 35 111 082 485 ASX: MKB NASDAQ: MOKO Alexandria VA New York NY Perth Australia MOKOsocialmedia.com contact@MOKO.mobi

The Company is pleased to advise it is currently engaged in direct talks with agencies that represent major brands across a number of key categories including athletic apparel, consumer packaged goods, isotonic drinks, entertainment, and insurance verticals.”

Future partnerships will expand to include more opportunities for brands to connect with REC*IT’s unique and hard to reach audience – including cross platform advertising units on our partner IMLeagues’ website imleagues.com.

The Company will announce any additional marketing partners as agreements are solidified heading into the Fall 2016 semester.

For more information contact:

Emma Waldon

Company Secretary

emma.waldon@mokosocialmedia.com

Cell +61 417 800 529

About MOKO SOCIAL MEDIA Limited

MOKO Social Media is at the forefront of the next generation in social media, providing innovative products and content to enable communities to engage and interact. MOKO provides tailored content for students. Within this space, MOKO has agreements with the largest college and high school sports data providers in the U.S., granting exclusive access to deliver its award-winning app REC*IT, its campus fitness dedicated app REC*IT FITNESS, and high school sports management app BigTeams powered by REC*IT, to over 1,200 U.S. colleges, representing approximately 50% of the U.S. college population, and more than 4,100 U.S. high schools respectively.

MOKO aims to capture its target audiences by becoming their destination of choice for information and interaction. It does this by creating highly relevant and exclusive content, and by providing the platforms that enable the communities to consume and share the content seamlessly across devices. This integrated approach gives MOKO unique and exclusive exposure to markets that are highly desired by advertisers and that can be leveraged for growth and revenue through advertising, sponsorship, social network distribution and other monetization of the platforms.

Note

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, or a recommendation as to whether investors should buy or sell.

Special Note on Forward-Looking Statements

This press release contains information that may constitute forward-looking statements and uses forward-looking terminology such as “anticipate” “propose” “expect” and “will,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date hereof, any or all of those assumptions could prove to be inaccurate. Risk factors that could contribute to such differences include our ability to prepare required documents in connection with the proposed offering, the timing of regulatory review, performance of our shares on the Nasdaq Global Market, and the performance of the United States and global capital markets and companies in our sector, as well as factors relating to the performance of our business, including intense competition we face; failure to innovate and provide products and services that are useful to users; our ongoing need for capital for investment in new and existing business strategies and new products, services and technologies, including through acquisitions; our dependence on advertising revenues; the potential for declines in our revenue growth rate and downward pressure on our operating margin in the future; increased regulatory scrutiny that may negatively impact our business; legal proceedings that may result in adverse outcomes; failure to maintain and enhance our brand; uncertainty as to our ability to protect and enforce our intellectual property rights; and uncertainty as to our ability to attract and retain qualified executives and personnel. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future intentions as of any date subsequent to the date of this press release. Our plans may differ materially from information contained in the forward-looking statements as a result of these risk factors or others, as well as changes in plans from our board of directors and management.